

SECURITIES [barcode] ION

05040516

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SEC FILE NUMBER
8-47664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle (212) 407-4542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)







AFFIRMATION

We, Alberto Sanchez and Chandra Boyle, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities Inc. for the year ended December 31, 2004 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/14/05 Date

CEO/General Securities Principal
Title

Chandra Boyle

Signature 2/14/05 Date

Vice President/Fin/Ops Principal
Title

Subscribed and sworn to before me
on this 14 day of February 2005

Caroline Nouel

Notary Public

CAROLINE NOUEL
Notary Public, State of New York
No. 01NO6013708
Qualified in Queens County
Commission Expires September 28, 2006

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535

SANTANDER INVESTMENT SECURITIES INC.
(S.E.C. I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Santander Investment Securities Inc.

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") (a Delaware corporation) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Santander Investment Securities Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2005

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 27,249,486
CASH AND SECURITIES—Segregated under Federal and other regulations	9,636,405
SECURITIES OWNED—Fair value	1,063,347
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	30,072,833
RECEIVABLES FROM BROKERS, DEALERS AND FINANCIAL INSTITUTIONS	17,561,980
SECURITIES BORROWED	12,928,180
RECEIVABLE FROM CUSTOMERS	16,616,307
RECEIVABLE FROM AFFILIATES	1,479,449
FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION OF $4,601,302	1,670,830
PREPAID EXPENSES	5,888,739
OTHER ASSETS	3,056,442
TOTAL	$127,223,998

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased—fair value	$ 77,686
Payable to customers	9,389,379
Payable to brokers, dealers and financial institutions	23,999,226
Bonus accrual and other payables to employees	19,013,873
Accrued expenses and other liabilities	4,854,031
Total liabilities	57,334,195
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value—1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(220,110,197)
Total stockholder's equity	69,889,803
TOTAL	$127,223,998

See notes to statement of financial condition

1. ORGANIZATION

Santander Investment Securities Inc. (the "Company"), formerly known as Santander Central Hispano Investment Securities, a Delaware corporation, is wholly owned by Santander Investment, S. A. (the "Parent"), which in turn is wholly owned by Banco Santander, S. A., a Spanish banking corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Effective January 6, 2004 the name of the Company was changed to Santander Investment Securities Inc.

The Company's business activities include investment banking, institutional sales and trading of Latin American and European equity and fixed income securities. The Company clears its U.S. transactions through a third party broker/dealer on an omnibus basis. International transactions are cleared through affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—In preparing the statement of financial condition management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the fair value of financial instruments. Actual result could differ from these estimates.

Cash and Cash Equivalents—The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Substantially, all cash is held at a major money center bank.

Securities Owned and Securities Sold Not Yet Purchased—Securities transactions are recorded on a trade date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values.

Resale and Repurchase Transactions—Securities purchased under agreements to resell ("resale agreements") and sold under agreements to repurchase are recorded as collateralized financing transactions at contractual value plus accrued interest. The Company's policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2004, the Company has received securities with market values of $29,423,887, related to resale agreements. The Company has no repurchase agreements as of December 31, 2004.

Securities Borrowed and Securities Loaned Transactions— Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the statement of financial condition at the contractual amount advanced or borrowed. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively. As of December 31, 2004, the Company has received securities with a market value of $ 12,342,745 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2004, the Company had no securities loaned transactions.

Foreign Currency Translation—Assets and liabilities denominated in foreign currencies are translated at closing rates of exchange on December 31, 2004.

Underwriting and Placement Fees—Underwriting and placement revenues and fees are accrued when services for the transactions are substantially complete. Transaction related expenses are deferred to match revenue recognition.

Fixed Assets—Fixed assets are reported at historical cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over an estimated useful life of three years.

Income Taxes—Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Employee Benefit Plans—The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company funds pension costs to the extent such costs do not exceed the full funding limitation under the Internal Revenue Code. The Company funds other postretirement benefits as incurred.

New Accounting Pronouncements—On December 23, 2003, Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. The revised SFAS No. 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The new disclosures are effective for financial statements of annual periods ending after June 15, 2004 for nonpublic companies. The Company has adopted the new disclosure requirements of this Statement in the accompanying footnotes to the financial statements.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amount reported in the statement of financial condition represents balances receivable from and payable to customers in connection with cash and margin transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition. Included in receivable from and payable to customers are $25,659 and $76,079, respectively, due from and due to affiliates.

4. RECEIVABLES FROM AND PAYABLE TO BROKERS, DEALERS AND FINANCIAL INSTITUTIONS

Receivables from brokers, dealers and financial institutions comprise securities failed to deliver and proprietary and customer cash and margin transactions cleared through a U.S. broker/dealer on an omnibus basis or through non-U.S. affiliates. Included in this balance is $14,194,123 due from affiliates.

Payable to brokers, dealers and financial institution primarily comprises securities failed to receive and net payables. Included in this balance is $17,885,071 due to affiliates.

5. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. The statement of financial condition reflects the following related-party balances as of December 31, 2004:

Assets:	
Receivable from brokers, dealers and financial institutions	$ 14,194,123
Receivable from customers	25,659
Receivable from affiliates	1,479,449
Liabilities:	
Payable to brokers, dealers and financial institutions	$ 17,885,071
Payable to customers	76,079

6. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

As of December 31, 2004, the Company has deferred tax assets of approximately $77.2 million, relating to federal and state net operating losses carryforward in the amounts of approximately $203.3 million and $66.3 million, respectively. A full valuation reserve has been recorded against these assets since it is the opinion of management that it is more likely than not that they will not be realized. The net operating losses carryforward will expire through 2024.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate

debit items arising from customer transactions, as defined, or $250,000. At December 31, 2004, the Company's regulatory net capital was $ 67,022,854, and its regulatory net capital in excess of the minimum required was $66,593,147.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

Cash of $9,636,405 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

9. COMMITMENTS AND CONTINGENCIES

Leases—The Company has a noncancellable operating lease relating to office space with a third party. Additionally, there are sublease arrangements with outside parties. The lease and subleases expire on July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancellable leases are as follows:

Year	Lease Payment Outflow	Sublease Payment Inflows
2005	$ 10,890,000	$ 11,310,583
2006	10,890,000	11,477,250
2007	10,890,000	11,477,250
2008	10,890,000	11,477,250
2009	11,416,875	11,687,841
Thereafter	54,450,000	56,974,896
	$109,426,875	$114,405,070

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2004, there were no pending legal actions against the Company.

Guarantees—In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee that meets the accounting definition of guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker/dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. PENSION PLAN AND DEFERRED COMPENSATION PLAN

The Company is a participant, in conjunction with affiliates, in a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of Plan costs, assets, actuarial gains and elements of plan performance between the affiliates have been determined by an actuary.

The following table sets forth the Plan's change in benefit obligations actuarially allocated to the Company:

Benefit obligation—beginning of year	$ 4,276,739
Service cost	825,951
Interest cost	281,034
Actuarial loss	1,503,532
Benefits paid	(8,813)
Benefit obligation—end of year	6,878,443

The following table sets forth the Plan's change in assets actuarially allocated to the Company:

Fair value of plan assets—beginning of the year	1,332,862
Actual return on plan assets	153,864
Employer contribution	977,046
Benefits paid	(8,813)
Administrative expenses paid	(9,977)
Fair value of plan assets—end of year	2,444,982
Funded Status	(4,433,461)
Unrecognized net actuarial gain	2,044,167
Accrued benefit cost	$ (2,389,294)

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2004:

Discount rate	6.25 %
Expected return on plan assets	8.00
Rate of compensation increase	5.00

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2004:

Discount rate	6.50 %
Expected return on plan assets	8.00
Rate of compensation increase	5.00

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investment (primarily money market funds, bond funds and equity funds), the historical level of risk premium associated with other classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 8.0% assumption as of December 31, 2004.

The following table sets forth reconciliation of annual cycle actuarially allocated to the Company:

Net amount recognized—beginning of year	$ (2,534,238)
Net periodic pension cost	(832,101)
Employer contribution	977,046
Net amount recognized—end of year	$ (2,389,293)

The following table sets forth the components of net periodic benefit cost actuarially allocated to the Company:

Service cost	$ 825,951
Interest cost	281,034
Expected return plan assets	(274,884)
Net periodic benefit cost	$ 832,101

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits
2005	$ 20,618
2006	20,413
2007	20,192
2008	19,950
2009	43,988
2010-2014	517,881

The Plan's weighted-average assets allocation, by asset category, at December 31, 2004 is as follows:

Asset Category	Allocation	Plan Assets
Equity securities	51.96 %	$10,482,983
Debt securities	47.74	9,632,075
Money market securities	0.30	59,367
Total	100.00 %	$20,174,425

The Plan's Investments objectives are;

a) To increase the purchasing power of the portfolio over a long-term investment horizon, while maintaining an appropriate balance between the need for current income and growth.

b) To achieve a total return on plan assets over rolling five-year periods which exceeds inflation(as measured by Consumer Price Index "CPI") and exceeds a composite balanced portfolio comprised of 50% allocation to equities and 50% allocation to bonds.

Allocation	Target Allocation	Indexes Used for Measurement
Large Growth Equities	19 %	Russell 1000 Growth Index
Large Value Equities	19	Russell 1000 Value Index
Small Cap Growth Equities	6	Russell 2000 Growth Index
Small Cap Value Equities	6	Russell 2000 Value Index
Fixed Income Securities	48	Lehman Brothers Aggregate
Cash reserves	2	Merrill Lynch 91 day T-Bill
Total	100 %	

The Company also participates with affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code. The Company contributed $343,202 for the year ended December 31, 2004.

11. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and brokers and dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure its adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2004, the Company had commitments to purchase foreign currency forwards totaling approximately $909,595.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's liabilities such as repurchase agreements, customer payables and certain other payables are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight and accordingly their fair values are not materially affected by changes in interest rates.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 14, 2005

Santander Investment Securities Inc.
45 East 53rd Street
New York, New York 10022

In planning and performing our audit of the financial statements of Santander Investment Securities Inc. (the "Company") (a Delaware corporation) for the year ended December 31, 2004 (on which we issued our report dated February 14, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP